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TELEPHONE: +1-212-326-3939 — FACSIMILE: +1-212-755-7306

February 12, 2015

CONFIDENTIAL SUBMISSION VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Mr. Jeffrey P. Riedler
Mr. Johnny Gharib
Mr. Bryan Pitko
Ms. Vanessa Robertson
Ms. Lisa Vanjoske

RE:	Cellectis S.A.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted January 27, 2015
CIK No. 0001627281

Ladies and Gentlemen:

On behalf of our client, Cellectis S.A. (the “Company”), we submit the following responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 9, 2015 with respect to the Company’s Amendment No. 1 to the Draft Registration Statement on Form F-1, submitted to the Commission on January 27, 2015 (the “Draft Registration Statement”).

Each response is prefaced by the text of the Staff’s corresponding comment in bold text. All references to page numbers correspond to the revised Draft Registration Statement that has been confidentially submitted on the date hereof. For your convenience, a copy of this revised Draft Registration Statement is enclosed and has been marked to show changes from the draft submitted on January 27, 2015.

Overview, page 1

1.	We note your response to comment 1 and your continued disclosure that “[r]ecent clinical results indicate that CAR-based immunotherapy is one of the most promising areas of cancer research…” As you have not yet commenced any clinical trials with respect to CAR-based immunotherapy, please expand your disclosure to describe the clinical results you are referring to, including the subject of the trials, who and when they were conducted and why you believe they suggest that CAR-based immunotherapy is a “promising area of cancer research.”

Response:

The Company has revised its disclosure on pages 1, 2, 79, 97 and 103 of the Draft Registration Statement.

United States Securities and Exchange Commission

February 12, 2015

The rights of shareholders in companies subject to French corporate law differ, page 66

2.	We reissue comment 12. Please include a relevant discussion under this heading or in a separate risk factor.

Response:

The Company has revised its disclosure on page 65 of the Draft Registration Statement to address the Staff’s comment.

Use of Proceeds, page 71

3.	We note your responses to our prior comment 13 and 14 that you are not able to provide the information requested by our comment. Item 504 of Regulation S-K requires disclosure of the approximate amount intended to be used for each specific purposes identified for the use of proceeds. We understand that the development of product candidates is subject to uncertainty, but that does not relieve you of your obligation to provide investors with your best estimate, based on reasonable assumptions, of the manner in which you will allocate investors’ funds. In this regard, we note that your pipeline table identifies four UCART product candidates at various stages of development that you expect to enter into clinical or pre-clinical studies in 2015. Your use of proceeds disclosure should indicate how you expect to prioritize the use of proceeds from the offering to advance each of the product candidates in this regard. Accordingly, please revise your use of proceeds disclosure to indicate:

•	how you intend to allocate the proceeds of the offering towards the development of each of your product candidates; and

•	how far in the pre-clinical and/or clinical development process you expect the allocated proceeds from this offering will enable you to reach for each of the product candidates you identify.

Response:

The Company has revised its disclosure on page 71 of the Draft Registration Statement to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 79

4.	Please refer to your response to comment 15. You state that the company considers payments from Servier and Pfizer to be cash generated by operations. However, on page 80 you disclose that “payments under our strategic alliances” is another source of funding in addition to cash generated by operations. Therefore please revise your disclosure to be consistent with page 91 or explain to us why “cash generated by operations” is not a duplicative explanation.

Response:

The Company has revised its disclosure on page 80 of the Draft Registration Statement.

United States Securities and Exchange Commission

February 12, 2015

Financial Operations Overview

Research and Development Expenses, page 83

5.	Please refer to your response to comment 16. You state that you do not track research and development expenses by product candidate. However, our comment had asked for disclosure of external costs since you disclose on page 83 that you track significant external costs by product candidate. Therefore, please clarify your disclosure on page 83 to clarify that you do not track any research and development expenses by product, if true, or alternatively provide the disclosure requested in our original comment.

Response:

The Company has revised its disclosure on pages 83-84 of the Draft Registration Statement.

Intellectual Property

Current Intellectual Property Portfolio, page 123

6.	We note your response to our prior comment 20 and your revised disclosure providing the expirations dates and jurisdictions for your patents and patent applications. Please revise your disclosure to identify the specific product candidates and related technologies covered by the patent and patent applications you identify.

Response:

The Company has revised its disclosure on pages 123-24 of the Draft Registration Statement to address the Staff’s comment with respect to its most advanced families of product candidates. In addition, the Company respectfully advises the Staff that some technologies to be applied to a particular product candidate may be selected at a later stage of development. The Company’s UCART product candidates are highly complex product candidates based on engineered cell lines with genetic material added and/or removed, and the technologies involved in their development—and consequently, the applicable intellectual property—vary widely. These UCART technologies include the cells themselves, DNA vector technologies, RNA vector technologies (such as electroporation), and gene insertion, replacement, or inactivation technologies. In addition to these technologies, the genetic material that is inserted into, removed from, or replaced in the cells is also covered by a wide array of intellectual property. Given the numerous possible combinations of applicable intellectual property, a description of the specific intellectual property applicable to a product candidate is not practicable. As a result, it could be misleading to disclose generally that a product candidate is covered by the Company’s particular group of patents. The Company therefore submits to the Staff that it is not practicable to describe product-specific patent coverage with precision, except with respect to the Company’s most advanced product candidate family, for which the selection of applicable technology has achieved a sufficiently advanced stage.

Results of Operations

Research and development expenses, page 87

7.	Since research and development expenses are a significant portion of your results of operations, please provide a quantitative discussion of the nature of research and development expenses for each period presented.

United States Securities and Exchange Commission

February 12, 2015

Response:

The Company has revised its disclosure on pages 87-88 of the Draft Registration Statement.

Statement of Consolidated Operations, page F-4

8.	Please refer to your response to comment 30. Please explain to us why ‘Revenues and other income” are not part of ‘Operating income’ since they are included in the calculation for ‘Operating Loss’.

Response:

The Company has revised its disclosure on pages 9, 77, 83, F-4 and F-48 of the Draft Registration Statement. The revised presentation properly categorizes certain P&L line items under “Operating expenses and other operating income (expenses)” and “Total operating expenses and other operating income (expenses).” The Company respectfully submits that with these revisions, “Operating loss” is properly calculated as the difference between “Total revenues and other income” and “Total operating expenses and other operating income (expenses).”

Notes to the Consolidated Financial Statements

Note 3. Summary of significant accounting policies

3.19 Classification of operating expenses, page F-17

9.	We acknowledge that you are still evaluating comment 31 and this comment will remain open until you we review your response to the comment.

Response:

The Company has revised its disclosure on pages 9, 11, 77, 87, 88, F-4, F-17, F-38, F-48 and F-60 of the Draft Registration Statement to reflect the classification of expenses associated with obtaining patents as research and development expenses.

* * * * * * *

The Company believes that the information contained in this response letter, together with the disclosure in the revised Draft Registration Statement, is responsive to the Staff’s comments set forth in the Comment Letter. Should you have any questions, please contact me at (212) 326-3430 or bdolgonos@jonesday.com.

Thank you for your continued assistance. We look forward to the receipt of any additional questions or comments the Staff may have.

Very truly yours,

/s/ Boris Dolgonos
Boris Dolgonos

cc:	André Choulika, Chief Executive Officer, Cellectis S.A.
B. Shayne Kennedy, Latham & Watkins, LLP
Thomas E. Mitchell, Latham & Watkins, LLP